# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allakos Inc., CIK 0001564824
CUSIP: 01671P100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 825 Industrial Road, Suite 500, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 01/27/2025
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,440; sole dispositive power 0; shared dispositive power 8,693,440; aggregate amount beneficially owned 8,693,440 (9.7% of the class)
  Comment: Tang Capital Management, LLC ("TCM") shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI") and Kevin Tang. The percentages used herein are based on 89,343,634 shares of Common Stock outstanding as of November 1, 2024, as set forth in the Issuer's Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on November 6, 2024.
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 8,693,440; sole dispositive power 0; shared dispositive power 8,693,440; aggregate amount beneficially owned 8,693,440 (9.7% of the class)
  Comment: Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI and TCM.
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,889,191; sole dispositive power 0; shared dispositive power 4,889,191; aggregate amount beneficially owned 4,889,191 (5.5% of the class)
  Comment: TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,804,249; sole dispositive power 0; shared dispositive power 3,804,249; aggregate amount beneficially owned 3,804,249 (4.2% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Allakos Inc.
Address of issuer's principal executive offices: 825 Industrial Road, Suite 500, San Carlos, California (CA), 94070

## Item 2. Identity and Background
Name of person filing: This Statement is voluntarily filed by TCM, a Delaware limited liability company that is the general partner of TCP and TCPI; Kevin Tang, a United States citizen; TCP, a Delaware limited partnership engaged in capital management; TCPI, a Delaware limited partnership engaged in capital management; Tang Capital Partners III, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP III"); Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by TCP ("TCP IV"); and Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra" and, collectively with TCM, Kevin Tang, TCP, TCPI, TCP III and TCP IV, the "Reporting Persons").
Residence or business address: The address of TCM, Kevin Tang, TCP, TCPI and Concentra is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 5955 Edmond Street, Las Vegas, NV 89118.
Present principal occupation or employment: Kevin Tang is the manager of TCM. Kevin Tang is the sole director and Chief Executive Officer of TCP III and TCP IV. Kevin Tang is the Chief Executive Officer of Concentra.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Shares were acquired with approximately $2.2 million of working capital set aside by TCP and TCPI for the general purpose of investing. TCP and TCPI maintain commingled margin accounts with various financial institutions, which may extend margin credit to TCP and TCPI as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Shares reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. The Reporting Persons may engage in discussions with the Issuer and its representatives and may seek to enter into a confidentiality agreement with the Issuer, and such discussions may include negotiations with the Issuer in respect to an acquisition proposal. There can be no certainty as to whether discussions will occur, or, if they do, the outcome of such discussions.

The Reporting Persons will continue to closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons: (1) modifying their ownership of the Common Shares, including selling part or all of the Common Shares beneficially held by the Reporting Persons; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; or (4) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional Common Shares or dispose of some or all of the Common Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 8,693,440 shares of the Issuer's Common Stock, representing 9.7% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule A attached hereto as Exhibit 2 describes all transactions in the Issuer's Common Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons.
Exhibit 2: Schedule A: Transactions during the past 60 days.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (02/03/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (02/03/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/03/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (02/03/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (02/03/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (02/03/2025)
- CONCENTRA BIOSCIENCES, LLC: Kevin Tang, /s/ Chief Executive Officer (02/03/2025)